Exhibit 10-U-1
Description of Settlement of Special 2006-2008 Senior Executive Retention Program
As a result of a recent review of our incentive compensation programs, on February 27, 2007, the Compensation Committee of the Board of Directors decided to settle the Special 2006-2008 Senior Executive Retention Program. The program was viewed as inconsistent with Ford’s strategic need to have our executives work together to achieve common goals as a team. The consideration for settling the program is a cash payout to be made to participants based on actual and expected achievement of the manufacturing capacity reduction goals for 2006-2008 and, for the other goals shown below, actual 2006 achievement. (The Committee did not use expected 2007 and 2008 results for the other metrics shown below due to the lack of data or difficulty in estimating future results.)

Metric	% Performance Achieved
1. Manufacturing capacity reduction	50%
2. Cost Reduction	33%
3. Market Share – U.S.	0%
4. Market Share – Asia	0%
5. Automotive Components Holdings, LLC	33%
Participants must repay the settlement amount if they leave the Company before March 2009 for any reason except an approved retirement.
In addition, the Committee decided to grant additional stock options in March 2007 and performance-based restricted stock units in March 2007, March 2008, and March 2009 to certain officer participants as an enhancement under the long-term incentive program. The Committee reduced the award opportunity (set at eight times base salary rounded to the nearest million) for individual officers under the 2007 program by the amount of their cash payout, if any, under the 2006-2008 Senior Executive Retention Program. The value of the net amount of the award opportunity will be delivered 50% in stock options and 50% in performance-based restricted stock units. Each grant of performance-based restricted stock units will use the same metrics and weightings as the Annual Incentive Compensation Plan for the applicable performance period.